Exhibit 21.1

Subsidiaries of Chicago Mercantile Exchange Holdings Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
CME Alternative Marketplace Inc.	Delaware

CME FX Marketplace Inc.	Delaware

CME Global Marketplace Inc.	Delaware

CME Swaps Marketplace Inc.	United Kingdom

Chicago Mercantile Exchange Inc.	Delaware

GFX Corporation	Illinois

Special Technology Investments Limited	United Kingdom

Swapstream Limited	United Kingdom

Swapstream Operating Services Limited	United Kingdom

Swapstream SAS	France